                                  FORM 11-K



                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


       [ X ] Annual Report Pursuant to Section 15(d) of the Securities
                     Exchange Act of 1934 (Fee Required)

                 For the Fiscal Year ended December 31, 1995

          [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

               For the Transition Period from       to

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                          (Full Title of the Plan)


                            WYMAN-GORDON COMPANY
                            244 WORCESTER STREET
                                P.O. BOX 8001
                   NORTH GRAFTON, MASSACHUSETTS 01536-8001
                   (Name of Issuer of the Securities Held
                    Pursuant to the Plan and the Address
                     of its Principal Executive Offices)























                                   1 of 8

ITEM 1.  CHANGES IN THE PLAN

     Wyman-Gordon Company ("the Company") amended and restated the Wyman-Gordon Company Savings/Investment Plan ("the Plan"). The Company issued the Wyman-Gordon Company Savings/Investment Plan, Plan and Trust Agreement, Second Complete Amendment and Restatement December 20, 1994, generally effective April 1, 1992. Pursuant to a stock purchase agreement between Cooper Industries, Inc. and Wyman-Gordon Company, effective May 27, 1994, Wyman-Gordon Forgings, Inc. (WGFI), formerly known as Cameron Forged Products Company, became a subsidiary of Wyman-Gordon Company. Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who, prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of Wyman-Gordon Forgings, Inc., a subsidiary of the Wyman-Gordon Company, were transferred to this Plan.

     Effective October 1, 1995, Wyman-Gordon Investment Castings,
Inc. adopted the same stock matching policy offered to employees of the Forgings Division. See Item 3. "Contributions Under the
Plan" below.


ITEM 2.  CHANGES IN INVESTMENT POLICY

     Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who, prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI, a subsidiary of the Company, were transferred to this Plan. The assets included Cooper Common Stock and Cooper Preferred Stock which assets are held in the Cooper Common Stock Fund and Cooper Preferred Stock Fund, respectively.
A Participant's or Beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such Funds until such time as the Participant or Beneficiary otherwise elects to invest such portion of his or her Accounts or the Administrator directs the liquidation of such Funds. The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by Participants or Beneficiaries, except to the extent a Participant or Beneficiary is permitted to exchange all or a portion of his or her investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

     During 1995, the Plan expanded its investment options to include the Wells Fargo Bond Index Fund, The AIM Constellation
Fund, The Neuberger & Berman Guardian Trust Fund and the Templeton Foreign Fund while eliminating the Stagecoach U.S. Treasury
Allocation Fund.




     In addition, the Houston Cameron employees that came into the Plan on May 27, 1994 had a one time option in 1995 to convert their Cameron Preferred Stock that went into a debenture to Cooper Cameron Stock, which is a separate entity from Cooper Industries.

     During 1994, the Plan expanded its investment options to include five Stagecoach LifePath Funds.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

     Under the terms of the Plan, any contributions made by, or on behalf, of the Participant of between 2% and 5% of a Participant's annual compensation are matched by Wyman-Gordon Company ("the Company") at its discretion at a rate determined by the Company's Chief Executive Officer.

     Effective April 1, 1993, the Company changed its contribution policy whereby a stock match program was implemented for employees of the Forgings Division. The Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The first quarterly match occurred for the quarter beginning April 1, 1993 and ending June 30, 1993. The Wyman-Gordon stock match for the Forgings Division amounted to $803,826 in 1995.

     Effective October 1, 1995, the Company's wholly-owned subsidiary, Wyman-Gordon Investment Castings, Inc. (WGIC), adopted the stock matching policy of the Forgings Division referred to above. Prior to this date, WGIC matched 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions shall be made based upon a Participant's contribution in excess of 15% of his or her pay. The WGIC total 1995 Wyman-Gordon stock match was $121,996 and the Company match was $106,712 in cash.

     For employees covered by the Labor Agreement with the United
Steelworkers of America, Local 2285, subject to the attainment performance goals for each quarter of the fiscal year, the Company shall make Stock Bonus Contributions on behalf of each Participant.

     The Stock Bonus Contributions for each period shall be allocated among eligible Participants in an equal dollar amount, up to a maximum of $0.25 for each Hour Worked up to a maximum of 40 Hours Worked per week. The dollar amount shall be determined based on the percentage attainment of the pre-determined published quarterly performance goal. Such amount shall be zero if the percentage attainment of such goal is less than 90% and shall be 90% of the $0.25 (the maximum dollar amount) if the percentage attainment is equal to 90%. For each incremental percentage in excess of 90%, the dollar amount shall increase to a maximum of 100% of the $0.25.


     The Employer shall make each period's Stock Bonus
Contribution in cash or in Company Stock.

     If the Employer elects to make the period's Stock Bonus Contribution in Company Stock, the number of shares of Company Stock to be contributed will be determined by dividing the dollar amount of the Stock Bonus Contribution for the period by the average price of one share of Company Stock during the period.

ITEM 4.  PARTICIPATING EMPLOYEES

     At December 31, 1995, 3,721 employees were Participants in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

     The Plan is administered jointly by a Plan Committee and a Plan Investment Committee, both of whose members are appointed by the Company's Chief Executive Officer.

     The Plan Committee is responsible for the promulgation and enforcement of necessary or appropriate rules and regulations for the administration of the Plan, the interpretation of the terms of the Plan, and the resolution of questions relating to an individual's participation in the Plan. At December 31, 1995, the members of the Plan Committee were:

     NAME             OFFICE OR POSITION       ADDRESS
Andrew. C. Genor      Vice President,        Wyman-Gordon Company
                      Chief Financial        244 Worcester Street
                      Officer and Treasurer  P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

G. Lester Robertson   Vice President,        W-G Forgings, Inc.
                      Human Resources        10825 Telge Road
                      Forgings Division      P.O. Box 40456
                                             Houston, TX
                                             77240-0456

Gerard J. Gould       Pension & Investor     Wyman-Gordon Company
                      Relations Manager      244 Worcester Street
                                             P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

Wallace F. Whitney,   Vice President,        Wyman-Gordon Company
  Jr.                 General Counsel and    244 Worcester Street
                      Clerk                  P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001


ITEM 6.  CUSTODIAN OF INVESTMENTS

     Wells Fargo Bank N.A., 420 Montgomery Street, San Francisco, California, a Delaware Corporation, is the custodian of the assets held by the Plan. For the year ended December 31, 1995, Wells Fargo Bank N.A. was paid fees of approximately $90,000 for its services, which were paid by the Plan.

     Wells Fargo's coverage for property of its customers under custody and its agents is provided under the Banker's Professional Liability Insurance which insures the bank and its customers against all risks of loss resulting directly from one or more fraudulent or dishonest acts by an employee acting alone or in collusion with others, committed with the intent to have the employer sustain a pecuniary loss and to profit personally thereby, physical loss of property resulting from burglary, robbery, theft, common law or statutory larceny, mysterious disappearance or damage thereto, while such property is lodged within offices or premises anywhere, or while in transit anywhere in the custody of a messenger. The limit of the coverage for each loss or claim or annual aggregate excess of deductible is $105 million for all Wells Fargo customers.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

     Each Participant is furnished with a quarterly statement summarizing the activity within their investment accounts for the quarter as well as the value of their investment accounts as of the end of the quarter.

ITEM 8.  INVESTMENT OF FUNDS

     (a) For the three years ended December 31, 1995, no direct brokerage commissions were paid by the Plan.

     (b) During the year ended December 31, 1995, neither the Plan nor any Investment Manager for the Plan, pursuant to an agreement or understanding with a broker or otherwise through an internal allocation procedure, directed the Plan's brokerage transactions to a broker or brokers because of research services provided.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The Financial Statements of the Plan consisting of the following are filed herewith:

          (1)  Report of Independent Auditors

          (2)  Statements of Net Assets Available for Plan
               Benefits as of December 31, 1995 and 1994

          (3)  Statements of Changes in Net Assets Available for
               Plan Benefits for the Years Ended December 31,
               1995, 1994 and 1993

          (4)  Supplemental Schedules


     (b)  Exhibits:                                              PAGE

          (1)  The Wyman-Gordon Company Savings/Investment
               Plan is incorporated by reference to
               Registration Statement No. 33-26980
               on Form S-8.                                    -

          (2)  Agreement establishing the Wyman-Gordon
               Savings/Investment Trust is incorporated
               by reference to Registration Statement
               No. 33-26980 on Form S-8.                       -

          (3)  Consent of Independent Auditors               R-3










































                                 SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of Wyman-Gordon Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   WYMAN-GORDON COMPANY
                                   SAVINGS/INVESTMENT PLAN




Date      6/24/96                  By  /S/ANDREW C. GENOR
                                     Andrew C. Genor
                                    Vice President -
                                    Chief Financial Officer
                                    and Treasurer







































                            WYMAN-GORDON COMPANY
                           SAVINGS/INVESTMENT PLAN

                          FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES



            For the Years Ended December 31, 1995, 1994 and 1993

                                    with

                       Report of Independent Auditors



































                Wyman-Gordon Company Savings/Investment Plan

                      Index to Financial Statements and
                           Supplemental Schedules





                                                        Pages
Report of Independent Auditors                         R-2

Consent of Independent Auditors                        R-3

Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1995 and 1994          R-4/R-4A

  Statements of Changes in Net Assets Available
    for Plan Benefits for the years ended
    December 31, 1995, 1994 and 1993                   R-5A1/R-5C1

  Notes to Financial Statements                        R-6

Additional Information for Item 30(a) -
  Supplemental Schedule of Assets Held for
  Investment Purposes as at December 31, 1995          R-18

Additional Information for Item 30(d) -
  Supplemental Schedule of Reportable Transactions
  for the Year Ended December 31, 1995                 R-19A/R-19B























              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To The Trustees of Wyman-Gordon Company
Savings/Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the Wyman-Gordon Company Savings/ Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Wyman-Gordon Company Savings/Investment Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1995 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not part of the basic financial statements. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /S/ERNST & YOUNG LLP
                                   Ernst & Young LLP
Boston, Massachusetts
June 3, 1996


                       CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company Savings/Investment Plan of our report dated June 3, 1996, with respect to the financial statements and schedules of the Wyman-Gordon Company Savings/Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.




                                   /S/ERNST & YOUNG LLP
                                   Ernst & Young LLP

Boston, Massachusetts
June 18, 1996






































                Wyman-Gordon Company Savings/Investment Plan
            Statements of Net Assets Available for Plan Benefits
                      as of December 31, 1995 and 1994

                      1995                     1994
                     Invest-      1995        Invest-     1994
                      ment        Fair         ment       Fair
                     at Cost      Value       at Cost     Value
ASSETS
Investments, at
  fair value:

Collective Investment
  Funds:
  AIM Constellation $   451,398 $   451,793
  Income Accumulation
    Fund of Wells
    Fargo Bank N.A.  18,688,703  18,688,703  $18,644,060 $18,644,060
  N&B Guardian
    Trust               404,560     418,103            -           -
  Stagecoach LifePath
    2000                810,996     850,254      736,062     710,998
  Stagecoach LifePath
    2010                724,841     799,301      580,976     557,322
  Stagecoach LifePath
    2020                517,004     572,496      301,464     291,298
  Stagecoach LifePath
    2030                123,039     144,214       96,950      93,911
  Stagecoach LifePath
    2040                 73,533      85,273       57,792      56,489
  Templeton
    Foreign(I)          177,315     174,883            -           -
  Stagecoach Asset
    Allocation        8,551,662   9,708,700    8,236,243   7,608,252
  Stagecoach Bond
    Index             5,995,467   6,091,149            -           -
  Stagecoach Growth
    Stock Fund        7,582,492   8,677,639    5,397,280   5,482,552
  Stagecoach S&P 500
    Fund              9,413,868  11,523,168    8,190,090   7,960,267
  Stagecoach U.S.
    Treasury
    Allocation                -           -    6,730,538   6,327,085
                                 58,185,676               47,732,234
Wyman-Gordon Stock
  Fund                5,886,230   9,359,603    2,525,422   2,742,318
Cooper Common
  Stock               1,096,638   1,160,824    1,440,005   1,396,805
Cooper Preferred
  Stock               1,450,944   1,645,385    1,856,733   1,770,543
Cooper Cameron
  Stock                  26,320      54,983            -           -
Participant Loans                 1,717,611                1,443,050
     Total assets                72,124,082               55,084,950


                 Wyman-Gordon Company Savings/Investment Plan
             Statements of Net Assets Available for Plan Benefits
                 as of December 31, 1995 and 1994 (Continued)


                     1995                     1994
                    Invest-      1995        Invest-        1994
                     ment        Fair         ment          Fair
                    at Cost      Value       at Cost        Value
LIABILITIES

Participants'
  withdrawals and
  benefits payable                        -                        -

     Net assets
     available for
     plan benefits              $72,124,082              $55,084,950































        The accompanying notes are an integral part of these financial statements.



                                     R-4A

                  Wyman-Gordon Company Savings/Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1995


                                                        Stage-
                   AIM         Income        N&B        coach
                 Constel-      Accumu-     Guardian    LifePath
                 lation        lation        Trust       2000
ADDITIONS
Contributions:
  Employee       $  59,897    $ 1,330,346  $ 41,360    $  98,547
  Employer             351        183,619       879            -
  Rollovers              -              -         -            -
                    60,248      1,513,965    42,239       98,547

Interest            14,232      1,256,710     6,809       41,639

Net appreciation
  in fair market
  value of
  investments       35,554              -    36,256       70,925

Total Additions    110,034      2,770,675    85,304      211,111

DEDUCTIONS
Participants'
  withdrawals         (448)    (2,403,422)        -        1,872

Plan administrative
  expenses            (421)       (18,317)     (261)        (264)

Net transfers/
  adjustments
  in (out)         342,628       (304,293)  333,060      (73,463)

Total (deductions)
  additions        341,759     (2,726,032)  332,799      (71,855)

Increase (decrease)
  in net assets
  available for
  plan benefits    451,793         44,643   418,103      139,256

Net assets
  available for
  plan benefits:

  Beginning of
    year                 -     18,644,060          -     710,998

  End of year    $ 451,793    $18,688,703  $ 418,103   $ 850,254

        The accompanying notes are an integral part of these financial statements.
                                     R-5A1

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1995 (Continued)

                  Stage-       Stage-       Stage-       Stage-
                  coach        coach        coach        coach
                 LifePath     LifePath    LifePath     LifePath
                   2010         2020        2030         2040
ADDITIONS
Contributions:

  Employee       $117,207     $ 61,305    $ 25,551     $ 23,704
  Employer             22           61           9           10
  Rollovers             -            -           -            -
                  117,229       61,366      25,560       23,714

Interest           30,499       19,838       5,665        3,225

Net appreciation
  in fair market
  value of
  investments     101,154       71,265      26,147       14,732

Total Additions   248,882      152,469      57,372       41,671

DEDUCTIONS
Participants'
  withdrawals       8,445        4,151      (9,053)       1,126

Plan administrative
  expenses           (359)        (392)       (206)        (106)

Net transfers/
  adjustments
  in (out)        (14,989)     124,970       2,190      (13,907)

Total (deductions)
  additions        (6,903)     128,729      (7,069)     (12,887)

Increase (decrease)
  in net assets
  available for
  plan benefits   241,979      281,198      50,303       28,784

Net assets
  available for
  plan benefits:

  Beginning of
    year          557,322      291,298      93,911       56,489

  End of year    $799,301     $572,496    $144,214     $ 85,273

       The accompanying notes are an integral part of these financial statements.
                                    R-5A2

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1995 (Continued)

                                Stage-       Stage-      Stage-
                                coach        coach       coach
                 Templeton      Asset        Bond        Growth
                 Foreign(I)   Allocation     Index       Stock
ADDITIONS
Contributions:

  Employee       $ 19,760     $  770,875   $   60,461   $  991,595
  Employer            230         24,103        4,905       29,052
  Rollover              -              -            -            -
                   19,990        794,978       65,366    1,020,647

Interest            7,111        329,353       63,152      938,290

Net appreciation
  in fair market
  value of
  investments         306      1,797,583       95,867    1,231,594

Total Additions    27,407      2,921,914      224,385    3,190,531

DEDUCTIONS
Participants'
  withdrawals        (108)      (786,018)     (14,569)    (396,969)

Plan administrative
  expenses            (84)        (6,791)      (2,563)      (6,721)

Net transfers/
  adjustments
  in (out)        147,668        (28,657)   5,883,896      408,246

Total (deductions)
  additions       147,476       (821,466)   5,866,764        4,556

Increase (decrease)
  in net assets
  available for
  plan benefits   174,883      2,100,448    6,091,149    3,195,087

Net assets
  available for
  plan benefits:

  Beginning of
    year                -      7,608,252            -    5,482,552

  End of year    $174,883     $9,708,700   $6,091,149   $8,677,639

       The accompanying notes are an integral part of these financial statements.
                                    R-5A3

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1995 (Continued)

                                Stage-
                   Stage-       coach       Cooper
                   coach       Treasury     Common      Cooper
                  S&P 500     Allocation    Stock      Preferred
ADDITIONS
Contributions:

  Employee      $ 1,131,323   $  344,520  $        -   $        -
  Employer           93,233       37,844           -            -
  Rollover          680,559            -      23,110       25,025
                  1,905,115      382,364      23,110       25,025

Interest            391,722      289,893           -            -

Net appreciation
  in fair market
  value of
  investments     2,561,920      458,128     139,048      321,058

Total Additions   4,858,757    1,130,385     162,158      346,083

DEDUCTIONS
Participants'
  withdrawals      (535,938)    (426,184)    (61,723)     (55,134)

Plan administrative
  expenses          (37,089)      (2,465)        (21)        (849)

Net transfers/
  adjustments
  in (out)         (722,829)  (7,028,821)   (336,395)    (415,258)

Total (deductions)
  additions      (1,295,856)  (7,457,470)   (398,139)    (471,241)

Increase (decrease)
  in net assets
  available for
  plan benefits   3,562,901   (6,327,085)   (235,981)    (125,158)

Net assets
  available for
  plan benefits:

  Beginning of
    year          7,960,267    6,327,085   1,396,805    1,770,543

  End of year   $11,523,168   $        -  $1,160,824   $1,645,385

       The accompanying notes are an integral part of these financial statements.
                                    R-5A4

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1995 (Continued)

                  Cooper
                  Cameron        W-G
                   Stock      Stock Fund    Loans        Total
ADDITIONS
Contributions:

  Employee        $      -    $  445,032  $        -   $ 5,521,483
  Employer               -       925,822           -     1,300,140
  Rollover               -       150,485      18,198       897,377
                         -     1,521,339      18,198     7,719,000

Interest                 -             -     150,171     3,548,309

Net appreciation
  in fair market
  value of
  investments       34,787     3,997,828           -    10,994,152

Total Additions     34,787     5,519,167     168,369    22,261,461

DEDUCTIONS
Participants'
  withdrawals       (2,351)     (377,831)    (78,434)   (5,132,588)

Plan administrative
  expenses               -       (12,832)          -       (89,741)

Net transfers/
  adjustments
  in (out)          22,547     1,488,781     184,626             -

Total (deductions)
  additions         20,196     1,098,118     106,192    (5,222,329)

Increase (decrease)
  in net assets
  available for
  plan benefits     54,983     6,617,285     274,561    17,039,132

Net assets
  available for
  plan benefits:

  Beginning of
    year                 -     2,742,318   1,443,050    55,084,950

  End of year     $ 54,983    $9,359,603  $1,717,611   $72,124,082

       The accompanying notes are an integral part of these financial statements.

                                    R-5A5

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
                    For the Year Ended December 31, 1994


                                Stage-      Stage-      Stage-
                                coach       coach       coach
                    Income     LifePath    LifePath    LifePath
                 Accumulation    2000        2010        2020
ADDITIONS
Contributions:
  Employee       $   809,668  $   67,337   $   38,523  $   28,610
  Employer           101,776           -            -           -
  Rollovers        5,413,418           -            -           -
                   6,324,862      67,337       38,523      28,610

Interest             495,137      14,449       13,685       5,720

Net appreciation
  (depreciation)
  in fair market
  value of
  investments              -     (27,001)     (25,822)    (12,804)

Total Additions    6,819,999      54,785       26,386      21,526

DEDUCTIONS
Participants'
  withdrawals     (1,137,465)    (11,238)         (18)       (440)

Plan administrative
  expenses           (12,689)       (253)        (188)       (256)

Net transfers/
  adjustments
  in (out)         6,096,519     667,704      531,142     270,468

Total (deductions)
  additions        4,946,365     656,213      530,936     269,772

Increase (decrease)
  in net assets
  available for
  plan benefits   11,766,364     710,998      557,322     291,298

Net assets
  available for
  plan benefits:

  Beginning of
    year           6,877,696           -            -           -
  End of year    $18,644,060  $  710,998   $  557,322  $  291,298

        The accompanying notes are an integral part of these financial statements.
                                     R-5B1

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1994 (Continued)

                  Stage-       Stage-       Stage-       Stage-
                  coach        coach        coach        coach
                 LifePath     LifePath      Asset        Growth
                   2030         2040      Allocation     Stock
ADDITIONS
Contributions:

  Employee       $   12,471   $    8,015  $  804,846   $  715,368
  Employer                -            -      29,641       28,950
  Rollovers               -            -           -            -
                     12,471        8,015     834,487      744,318

Interest              1,440          558     424,235       35,584

Net appreciation
  (depreciation)
  in fair market
  value of
  investments        (3,933)      (2,919)   (721,805)      91,776

Total Additions       9,978        5,654     536,917      871,678

DEDUCTIONS
Participants'
  withdrawals             -          (32)   (879,679)    (281,156)

Plan administrative
  expenses             (116)         (66)     (8,965)      (7,430)

Net transfers/
  adjustments
  in (out)           84,049       50,933  (1,231,341)   1,353,161

Total (deductions)
  additions          83,933       50,835  (2,119,985)   1,064,575

Increase (decrease)
  in net assets
  available for
  plan benefits      93,911       56,489  (1,583,068)   1,936,253

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -            -   9,191,320    3,546,299
  End of year    $   93,911   $   56,489  $7,608,252   $5,482,552

       The accompanying notes are an integral part of these financial statements.
                                    R-5B2

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1994 (Continued)

                                Stage-
                  Stage-        coach      Cooper      Cameron
                  coach        Treasury    Common      Forged
                  S&P 500     Allocation   Stock       Equity
ADDITIONS
Contributions:

  Employee       $  800,142   $   408,998  $        -   $        -
  Employer           63,175        38,829           -            -
  Rollover                -    10,236,415   1,512,038    5,510,596
                    863,317    10,684,242   1,512,038    5,510,596

Interest            282,327       371,361           -            -

Net appreciation
  (depreciation)
  in fair market
  value of
  investments      (276,891)     (548,233)    (23,960)     101,705

Total Additions     868,753    10,507,370   1,488,078    5,612,301

DEDUCTIONS
Participants'
  withdrawals      (466,465)     (199,791)    (13,894)     (28,119)

Plan administrative
  expenses           (8,801)       (5,704)          -            -

Net transfers/
  adjustments
  in (out)        4,763,579    (7,511,186)    (77,379)  (5,584,182)

Total (deductions)
  additions       4,288,313    (7,716,681)    (91,273)  (5,612,301)

Increase (decrease)
  in net assets
  available for
  plan benefits   5,157,066     2,790,689   1,396,805            -

Net assets
  available for
  plan benefits:

  Beginning of
    year          2,803,201     3,536,396           -            -
  End of year    $7,960,267   $ 6,327,085  $1,396,805   $        -

       The accompanying notes are an integral part of these financial statements.
                                    R-5B3

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1994 (Continued)


                  Cooper         W-G
                 Preferred    Stock Fund    Loans        Total
ADDITIONS
Contributions:

  Employee       $        -   $  204,216  $        -   $ 3,898,194
  Employer                -      637,779           -       900,150
  Rollover        2,116,152            -     767,010    25,555,629
                  2,116,152      841,995     767,010    30,353,973

Interest                  -            -      82,099     1,726,595

Net appreciation
  (depreciation)
  in fair market
  value of
  investments       (42,635)     311,569           -    (1,180,953)

Total Additions   2,073,517    1,153,564     849,109    30,899,615

DEDUCTIONS
Participants'
  withdrawals       (61,340)     (47,343)    (59,513)   (3,186,493)

Plan administrative
  expenses             (403)      (2,793)          -       (47,664)

Net transfers/
  adjustments
  in (out)         (241,231)     701,987     125,777             -

Total (deductions)
  additions        (302,974)     651,851      66,264    (3,234,157)

Increase (decrease)
  in net assets
  available for
  plan benefits   1,770,543    1,805,415     915,373    27,665,458

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -      936,903     527,677    27,419,492
  End of year    $1,770,543   $2,742,318  $1,443,050   $55,084,950

       The accompanying notes are an integral part of these financial statements.

                                    R-5B4

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
                    For the Year Ended December 31, 1993


                                                          U.S.
                    Asset       Growth      S&P 500     Treasury
                  Allocation    Stock        Stock     Allocation
                     Fund        Fund        Fund         Fund
ADDITIONS
Contributions:

  Employee        $  716,590  $  468,311   $  400,918  $  273,848
  Employer            32,771      28,481       25,221      17,430
                     749,361     496,792      426,139     291,278
Net appreciation
  in fair market
  value of
  investments      1,107,163     301,819      194,806     453,011

Total Additions    1,856,524     798,611      620,945     744,289

DEDUCTIONS
Participants'
  withdrawals       (329,325)    (67,967)    (154,542)    (70,430)

Plan administrative
  expenses            (4,719)     (2,535)      (2,366)     (1,730)

Net transfers/
  adjustments
  in (out)        (8,418,106) (3,013,458)  (2,668,193) (2,861,572)

Total (deductions)
  additions       (8,752,150) (3,083,960)  (2,825,101) (2,933,732)

Increase (decrease)
  in net assets
  available for
  plan benefits   (6,895,626) (2,285,349)  (2,204,156) (2,189,443)

Net assets
  available for
  plan benefits:

  Beginning of
    year           6,895,626   2,285,349    2,204,156   2,189,443

  End of year     $        -  $        -   $        -  $        -


        The accompanying notes are an integral part of these financial statements.

                                     R-5C1

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1993 (Continued)

                   Income
                  Accumu-     Wellsfunds  Wellsfunds
                   lation        Asset      Growth     Wellsfunds
                    Fund      Allocation    Stock        S&P 500
ADDITIONS
Contributions:

  Employee       $  465,374   $  220,766  $  146,954   $  124,334
  Employer           12,722        3,508       2,935        3,198
                    478,096      224,274     149,889      127,532

Interest            380,317      154,026     100,831       18,975

Net appreciation
  (depreciation)
  in fair market
  value of
  investments             -     (140,044)    (24,531)      25,788

Total Additions     858,413      238,256     226,189      172,295

DEDUCTIONS
Participants'
  withdrawals    (1,409,326)     (67,963)    (69,626)     (65,465)

Plan administrative
  expenses           (7,022)      (1,400)       (871)        (742)

Net transfers/
  adjustments
  in (out)       (2,077,179)   9,022,427   3,390,607    2,697,113

Total (deductions)
  additions      (3,493,527)   8,953,064   3,320,110    2,630,906

Increase (decrease)
  in net assets
  available for
  plan benefits  (2,635,114)   9,191,320   3,546,299    2,803,201

Net assets
  available for
  plan benefits:

  Beginning of
    year          9,512,810            -           -            -

  End of year    $6,877,696   $9,191,320  $3,546,299   $2,803,201

       The accompanying notes are an integral part of these financial statements.
                                    R-5C2

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1993 (Continued)


                 Wellsfunds     W-G
                 Treasury      Stock
                Allocation     Fund        Loans        Total
ADDITIONS
Contributions:

  Employee       $   93,169   $107,905    $      -   $ 3,018,169
  Employer            2,753    272,686           -       401,705
                     95,922    380,591           -     3,419,874

Interest            151,623          -      29,357       835,129

Net appreciation
  (depreciation)
  in fair market
  value of
  investments      (210,649)   (71,650)          -     1,635,713
Total Additions      36,896    308,941      29,357     5,890,716

DEDUCTIONS
Participants'
  withdrawals       (69,738)   (29,892)     (6,190)   (2,340,464)

Plan administrative
  expenses          (14,948)    (1,094)          -       (37,427)

Net transfers/
  adjustments
  in (out)        3,584,186    111,209     232,966             -

Total (deductions)
  additions       3,499,500     80,223     226,776    (2,377,891)

Increase (decrease)
  in net assets
  available for
  plan benefits   3,536,396    389,164     256,133     3,512,825

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -    547,739     271,544    23,906,667

  End of year    $3,536,396   $936,903    $527,677   $27,419,492

       The accompanying notes are an integral part of these financial statements.
                                    R-5C3

                Wyman-Gordon Company Savings/Investment Plan
                        NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

     The Wyman-Gordon Company Savings/Investment Plan ("the Plan") is a single employer defined contribution plan covering certain employees of Wyman-Gordon Company ("the Company"). The Plan was established on January 1, 1981 for the purpose of providing eligible employees with opportunities for (I) convenient and regular personal savings; (II) sharing in contributions by the Company out of its current and accumulated net profits; and (III) supplementing retirement benefits. The Plan is a single-employer contributory Plan which is funded by a trust arrangement with the Wyman-Gordon Savings/Investment Trust (the "Trust").

     ELIGIBILITY

          Wyman-Gordon Company ("the Company") has amended and restated the Wyman-Gordon Company Savings/Investment Plan ("the
     Plan"). The Company issued the Wyman-Gordon Company Savings/ Investment Plan, Plan and Trust Agreement, Second Complete Amendment and Restatement on December 20, 1994, generally effective April 1, 1992. Pursuant to a stock purchase agreement between Cooper Industries, Inc. and Wyman-Gordon Company, effective May 27, 1994, Wyman-Gordon Forgings, Inc.
     (WGFI), formerly known as Cameron Forged Products Company, became a subsidiary of the Wyman-Gordon Company. Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works,
     USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who, prior to May 27, 1994, were employees of Cameron Forged Products Company and who, on May
     27, 1994, became employees of Wyman-Gordon Forgings, Inc., a subsidiary of the Wyman-Gordon Company, were transferred to this Plan.

     Effective April 1, 1993, the Plan was amended to allow Company employees covered under the Collective Bargaining Agreement to participate in the Plan. Previously, any full-time weekly or monthly employee not covered by a Collective Bargaining Agreement who had been continuously employed by the Company (or a participating subsidiary) for at least six months was eligible to participate in the Plan.

     FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) made a favorable determination in a letter dated December 27, 1995 that the Plan is qualified under Section 401 of the Internal Revenue Code (the "Code"), and accordingly, the Trust thereunder has been determined to be exempt from taxation under provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRS.

                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     EMPLOYEE CONTRIBUTIONS

     Upon becoming a Participant, an eligible employee may elect to reduce his or her compensation between 1% and 15% and have such amount contributed to the Plan by the employer as a pre-tax contribution. With regard to a participant who is a WGFI hourly employee, 20% is the maximum contribution. The election shall be made in advance as a whole percentage of their compensation. Additionally, an eligible employee may elect to make after-tax contributions to the Plan subject to the percentage limitations discussed above.

     In addition, in no event shall the contributions made by or on behalf of a Participant for a Plan year exceed certain limitations as required by the Employee Retirement Income Security Act of 1974 (ERISA). The Internal Revenue Code also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual Participant.

     COMPANY CONTRIBUTIONS

     Effective April 1, 1993, the Company changed its contribution policy whereby a stock match program was implemented for employees of the Forgings Division. The Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The first quarterly match occurred for the quarter beginning April 1, 1993 and ending June 30, 1993. The Wyman-Gordon stock match for the Forgings Division amounted to $803,826, $637,779 and $272,686 in 1995, 1994 and 1993, respectively.

     Effective October 1, 1995, the Company's wholly-owned subsidiary, Wyman-Gordon Investment Castings, Inc. (WGIC) adopted the stock matching policy of the Forgings Division referred to above. Prior to this date, WGIC matched 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions shall be made based upon a Participant's contribution in excess of 15% of his or her pay. The Company may change the 25% matching rate or the 15% of considered pay to any other percentages including 0%. The maximum dollar match is limited to $270 per Participant for the Plan year. The total WGIC Company match for Plan years 1995, 1994 and 1993 was $106,712, $262,371, $133,948, respectively and the Wyman-Gordon stock match was $121,996 for the Plan year ended 1995.




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     COMPANY CONTRIBUTIONS, (Cont.)

     For employees covered by the Labor Agreement with the United
     Steelworkers of America, Local 2285, subject to the attainment performance goals for each quarter of the fiscal year, the Company shall make Stock Bonus Contributions on behalf of each Participant.

     The Stock Bonus Contributions for each period shall be allocated among eligible Participants in an equal dollar amount, up to a maximum of $0.25 for each Hour Worked up to a maximum of 40 Hours Worked per week. The dollar amount shall be determined based on the percentage attainment of the pre-determined published quarterly performance goal. Such amount shall be zero if the percentage attainment of such goal is less than 90% and shall be 90% of the $0.25 (the maximum dollar amount) if the percentage attainment is equal to 90%. For each incremental percentage in excess of 90%, the dollar amount shall increase.

     The Employer shall make each period's Stock Bonus
     Contribution in cash or in Company Stock.

     If the Employer elects to make the period's Stock Bonus Contribution in Company Stock, the number of shares of Company Stock to be contributed will be determined by dividing the dollar amount of the Stock Bonus Contribution for the period by the average price of one share of Company Stock during the period.

     PARTICIPANT ACCOUNTS

     Each Participant's account is credited with the Participant's contribution and allocation of the Company's contribution, Plan earnings, and forfeitures of terminated Participants' nonvested accounts. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

     INVESTMENT FUNDS

     Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI, a subsidiary of the Company, were transferred to this Plan. The assets included Cooper Common Stock and Cooper Preferred Stock which are held in the Cooper Common Stock Fund and


                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     Cooper Preferred Stock Fund, respectively. A Participant's or Beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such Funds until such time as the Participant or Beneficiaries otherwise elects to invest such portion of his or her Accounts or the Administrator directs the liquidation of such Funds. The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by Participants or Beneficiaries, except to the extent a Participant or Beneficiary is permitted to exchange all or a portion of his or her investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

     During 1995, the Plan expanded its investment options to include the Wells Fargo Bond Index Fund, the AIM
     Constellation Fund, the Neuberger & Berman Guardian Trust
     Fund and the Templeton Foreign Fund while eliminating the U.S. Treasury Allocation Fund.

     In addition, the Houston Cameron employees that came into the Plan on May 27, 1994 had a one time option in 1995 to convert their Cameron Preferred Stock that went into a debenture to Cooper Cameron Stock, which is a separate entity from Cooper Industries.

     During 1994, the Company added Stagecoach LifePath Funds to the menu of investment options. LifePath Funds are part of the Stagecoach family of Mutual Funds sponsored and distributed by Stephens, Inc. Member NYSE/SIPC and advised by Wells Fargo Bank. During 1994 Wells Fargo changed the name of its funds from "Wellsfunds" to "Stagecoach."

     During 1993, the Company converted certain of its investments in Wells Fargo collective trust funds to Wells Fargo mutual funds.

     Participants in the Plan have the following 17 investment funds available:

     The Stagecoach Asset Allocation Fund seeks to achieve superior long-term gains at reasonable risk by actively shifting investment among common stocks, U.S. Treasury bonds and money market instruments. The investment strategy of the Asset Allocation Fund focuses on the relative attractiveness of asset classes at given points in time. The Fund uses a computerized portfolio selection model to determine the optimum mix among stocks, bonds and money market instruments. There were 676 Participants in the Stagecoach Asset Allocation Fund at December 31, 1995.

                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     The Bond Index Fund seeks to approximate as closely as practicable before fees and expenses the total rate of return of the U.S. market for issued and outstanding U.S. Government and high-grade corporate bonds as measured by the Lehman Brothers Government/Corporate Bond Index (the LB Bond Index). The Fund seeks to achieve its investment objective by investing all of its assets in the Master Series, which has substantially the same investment objective as the Fund. The Master Series seeks to achieve its objective by investing substantially all of its assets in securities included in the LB Bond Index, which is composed of approximately 5,000 issues of fixed-income securities, including U.S. Government securities and investment grade corporate bonds, each with an outstanding market value of at least $25 million and remaining maturity of greater than one year. There were 529 Participants in the Stagecoach Bond Index Fund at December 31, 1995.

     The Stagecoach S&P 500 Stock Fund seeks to achieve the same total rate of return as the S&P 500 Index. The S&P 500 Stock Fund invests in the same stocks and in substantially the same percentages as the S&P 500 Index. The stocks included in the Fund represent those held by the Index itself and do not reflect subjective options concerning individual companies or industries. There were 850 Participants in the Stagecoach S&P 500 Stock Fund at December 31, 1995.

     The Income Accumulation Fund invests in a mix of fixed-rate and variable-rate securities with strong credit ratings. The Fund diversifies its investments by limiting its holdings of any one issuer to 10% of the Fund assets at the time of purchase. This limitation does not apply to the U.S. Government or its agencies. Between 25% and 50% of the Fund is held in publicly traded instruments. There were 941 Participants in the Income Accumulation Fund at December 31, 1995.

     The Stagecoach Growth Stock Fund seeks to provide investors an above average rate of return as measured against the S&P 500 Index and against similar growth stock funds, through the active management of a diversified portfolio of growth oriented common stocks. The Fund will invest primarily in common stocks that are expected to generate above market rates of growth in revenues and earnings. There were 982 Participants in the Stagecoach Growth Stock Fund at December 31, 1995.





                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     The AIM Constellation Fund aggressively seeks to increases shareholders' capital by investing principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies. Management of the Fund will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings. There were 130 Participants in the AIM Constellation Fund at December 31, 1995.

     The Neuberger & Berman Guardian Trust is a growth and income fund that emphasizes investments in stocks of established, high-quality companies considered to be undervalued in comparison to stocks to similar companies. There were 87 Participants in the Neuberger & Berman Guardian Trust as of December 31, 1995.

     The Templeton Foreign Fund - Class I is long-term capital growth, which it seeks to achieve through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. There were 59 Participants in the Templeton Foreign Fund - Class I at December 31, 1995.

     LifePath Funds

     Each LifePath Fund seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement or for other purposes consistent with the quantitatively measured risk investors, on average, may be willing to accept given their investment time horizon.
     Specifically:

     LifePath 2000 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2000. There were 42 Participants in the LifePath 2000 Fund at December 31, 1995.

     LifePath 2010 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2010. There were 72 Participants in the LifePath 2010 Fund at December 31, 1995.

     LifePath 2020 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2020. There were 70 Participants in the LifePath 2020 Fund at December 31, 1995.




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     LifePath 2030 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2030. There were 43 Participants in the LifePath 2030 Fund at December 31, 1995.

     LifePath 2040 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2040. There were 25 Participants in the LifePath 2040 Fund at December 31, 1995.

     The Wyman-Gordon Stock Fund invests in the common stock of Wyman-Gordon Company. Amounts contributed to the Wyman-Gordon Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock.

     This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock. There were 2,031 Participants in the Wyman-Gordon Stock Fund at December 31, 1995.

     The Cooper Common Stock Fund invests in the common stock of Cooper Industries. Amounts contributed to the Cooper Common Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Cooper's common stock. There were 220 Participants in the Cooper Common Stock Fund at December 31, 1995.

     The Cooper Preferred Stock Fund invests in the common stock of Cooper Industries. Amounts contributed to the Cooper Preferred Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Cooper's Preferred common stock. There were 102 Participants in the Cooper Preferred Stock Fund at December 31, 1995.

     The Cooper Cameron Common Stock Fund invests in the Common Stock of the Cooper Cameron Corporation ("Cameron"). Amounts contributed to the Cameron Common Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of Cameron Common Stock. There were 17 Participants in the Cameron Common Stock Fund at December 31, 1995.

                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     DISTRIBUTIONS OF BENEFITS

     A Participant (or his or her beneficiary in the case of his or her death) may elect to have his or her vested account balance paid to them following their termination of employment with the Company, by submitting a completed distribution election form to the Plan Administrator.

     A Participant who is a WGFI hourly employee shall be paid in the form of a single lump sum. Notwithstanding, if he or she is a WGFI hourly employee at the time he or she is required by law to commence distribution, or anytime thereafter, may instead elect to be paid annually in a lump sum an amount sufficient to comply with Code section 401(a)(9).

     A Participant, other than a Participant who is a Wyman-Gordon Forgings, Inc. Hourly Employee, may elect to be paid in any of these forms:

     (a)  a single lump sum, or

     (b) effective January 1, 1993, a portion paid in a lump sum, and the remainder paid later, or

     (c) periodic installments over a period not to exceed the life expectancy of the Participant and his or her Beneficiary.

     Distributions shall be made in cash, except to the extent a distribution consists of a repayment of any participant loan and with regard to a single sum payment, except to the extent a Participant elects payment in the form of whole shares of Company Stock, Cooper Common Stock and Cooper Preferred Stock and cash in lieu of fractional shares to the extent invested in the Company Stock Fund, Cooper Common Stock Fund and Cooper Preferred Stock Fund.


     VESTING

     A Participant shall be fully vested in these Accounts at all times:

          Pre-Tax Account
          After-Tax Account
          Rollover Account
          WGIC Match Account
          Prior Plan Account




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     PLAN DESCRIPTION, (Cont.)

     VESTING, (Cont.)

     A Participant shall also be fully vested in his or her Company Stock Match Account if (1) his or her hire date is on or before April 1, 1993 and he or she was an Employee of the Company on April 1, 1993 or (2) he or she was employed by WGFI, a subsidiary of the Company, on May 27, 1994, and was previously employed by Cameron Forged Products Company.

     Notwithstanding, prior to the Effective Date, a Participant's Employer Account became vested in accordance with a vesting schedule then in effect.

     A Participant's entire Account shall become fully vested once he or she has attained his or her Normal Retirement Date as an Employee or upon his or her leaving the Employer due to his or her Disability or death.

     In addition to the vesting provided above, a Participant's Company Stock Match Account and Employer Matching Account shall become vested in accordance with the following schedules, unless (1) his or her hire date is on or before April 1, 1993 and he or she was an Employee of the Company on April 1, 1993 or (2) he or she was employed by WGFI, a subsidiary of the Company, on May 27, 1994, and was previously employed by Cameron Forged Products Company:

         COMPANY STOCK MATCH ACCOUNT "VESTING SCHEDULE"
     YEARS OF VESTING SERVICE         VESTED PERCENTAGE
       Less than 1                             0%
       1 but less than 2                      20%
       2 but less than 3                      40%
       3 but less than 4                      60%
       4 but less than 5                      80%
       5 or more                             100%

         EMPLOYER MATCHING ACCOUNT "VESTING SCHEDULE"
     YEARS OF VESTING SERVICE         VESTED PERCENTAGE
           Less than 5                         0%
           5 or more                         100%

     If this vesting schedule is changed, the vested percentage for each Participant shall not be less than his or her vested percentage determined as of the last day prior to this change, and for any Participant with at least three Years of Vesting Service when the schedule is changed, vesting shall be determined using the more favorable vesting schedule.


                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     PLAN DESCRIPTION, (Cont.)

     WITHDRAWALS

     Withdrawals may only be made in accordance with the terms of
     the Plan.   Hardship withdrawals of tax deferred
     contributions and related earnings are subject to approval by the Plan Administrator based upon the Participant's financial need and are subject to IRS limitations.

     Withdrawal of after-tax contributions, rollover account withdrawals, withdrawals for Participants over age 59 1/2 and withdrawals for certain Company contributions are allowed for amounts up to the extent of Participant's account balance with certain restrictions.

     PLAN TRUSTEE AND CUSTODIAN

     The Plan's Trustee and Custodian of its funds is Wells Fargo
     Bank N.A.

     PARTICIPANT LOANS

     Participants may borrow, generally, up to the lesser of 50% of their total vested account balance in the Plan or $50,000 less the highest outstanding plan loan balance during the one-year period preceding the date of the new loan. The loans bear interest at market rates and are repaid in regular installments within five years. Early prepayment is allowed.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Plan in preparation of its financial statements. The financial statements are prepared in accordance with generally accepted accounting principles:

     VALUATION OF INVESTMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
     Actual results could differ from those estimates.   Such
     valuations are generally determined as follows:

     * Units of Wells Fargo Bank N.A. collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the Funds' units occurs, at a minimum, on a monthly basis. Unit values are determined by dividing the value of the Funds' net assets by the number of units outstanding on the valuation date.



                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Cont.)

     VALUATION OF INVESTMENTS, (Cont.)

     * Stocks and mutual funds traded on security exchanges are valued at closing market prices on the valuation date.

     SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

     Security transactions are accounted for on the trade date. Interest income is accounted for on the daily accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is computed on an average cost basis.

     INVESTMENT INCOME

     Net investment income, as earned, is allocated to Participant accounts and reinvested. The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, net appreciation (depreciation) of the fair market value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Income from investments is recorded as earned on an accrual basis.

     PURCHASES AND REDEMPTIONS OF UNITS

     The value of participating units, upon admission to or withdrawal from the Funds, is based upon the market value of net assets held as of the valuation date. Upon purchase or redemption of units by a Participant, transaction costs incurred for the related security transactions are borne by that Participant.

     EXPENSES

     Account maintenance, transaction fees and expenses and investment fund management and maintenance fees are paid by the Plan and charged to the Participants accounts; all other fees are paid by the Company.

     RECLASSIFICATIONS

     Where appropriate, prior year amounts have been reclassified to permit comparison.

3.   PLAN LIABILITIES

     Wells Fargo Bank uses a daily valuation method whereby all account activity and related transactions take place on the same day as the day of record. Therefore, all benefit payments to Participants or Plan expenses are paid from the various funds on a current basis and at December 31, 1995, there were no accrued liabilities for the Plan.

                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

4.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                             1995        1994
     Wells Fargo Bank N.A., Stagecoach
     Asset Allocation Fund
     (826,272 shares and 804,255 shares) $ 9,708,700 $ 7,608,252

     Wells Fargo Bank N.A., Stagecoach
     Growth Stock Fund (626,092 shares
     and 488,641 shares)                   8,677,639   5,482,552

     Wells Fargo Bank N.A., Stagecoach
     S&P 500 Fund (856,984 shares and
     781,393 shares)                      11,523,168   7,960,267

     Wells Fargo Bank N.A., Stagecoach
     Bond Index Fund (613,409 shares)      6,091,149           -

     Wells Fargo Bank N.A., Stagecoach
     U.S. Treasury Allocation Fund
     (725,583 shares)                              -   6,327,085

     Wells Fargo Bank N.A., Income
     Accumulation Fund (1,504,642 shares
     and 1,600,829 shares)                18,688,703  18,644,060

     Wyman-Gordon Stock Fund
     (451,718 shares)                      9,359,603           -

5.   OTHER MATTERS

     During the years ended December 31, 1995 and 1994 there were no loans, fixed income obligations or leases in default or classified as uncollectible by the Plan.















                Wyman-Gordon Company Savings/Investment Plan
                    ADDITIONAL INFORMATION FOR ITEM 27(a)
        SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS AT DECEMBER 31, 1995


                      (b) DESCRIPTION
                      OF INVESTMENT
                      INCLUDING
                      MATURITY DATE,
(a) IDENTITY OF ISSUE RATE OF INTEREST,
BORROWERS, LESSOR, OR COLLATERAL PAR                    (d) CURRENT
SIMILAR PARTY         OR MATURITY VALUE     (c) COST       VALUE
Wells Fargo Bank N.A. 20,071 Shares
                      AIM Constellation
                      Fund                 $   451,398  $   451,793

Wells Fargo Bank N.A. 30,275 Shares
                      Neuberger & Berman
                      Guardian Trust Fund      404,560      418,103

Wells Fargo Bank N.A. 80,062 Shares
                      Stagecoach
                      LifePath 2000 Fund       810,996      850,254

Wells Fargo Bank N.A. 70,735 Shares
                      Stagecoach
                      LifePath 2010 Fund       724,841      799,301

Wells Fargo Bank N.A. 48,806 Shares
                      Stagecoach
                      LifePath 2020 Fund       517,004      572,496

Wells Fargo Bank N.A. 11,948 Shares
                      Stagecoach
                      LifePath 2030 Fund       123,039      144,214

Wells Fargo Bank N.A. 6,860 Shares
                      Stagecoach
                      LifePath 2040 Fund        73,533       85,273

Wells Fargo Bank N.A. 19,050 Shares
                      Templeton Foreign(I)     177,315      174,883

Wells Fargo Bank N.A. 826,272 Shares
                      Stagecoach Asset
                      Allocation Fund        8,551,662    9,708,700

Wells Fargo Bank N.A. 613,409 Shares
                      Stagecoach Bond
                      Index Fund             5,995,467    6,091,149




                Wyman-Gordon Company Savings/Investment Plan
                    ADDITIONAL INFORMATION FOR ITEM 27(a)
        SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS AT DECEMBER 31, 1995 (Continued)



                      (b) DESCRIPTION
                      OF INVESTMENT
                      INCLUDING
                      MATURITY DATE,
(a) IDENTITY OF ISSUE RATE OF INTEREST,
BORROWERS, LESSOR, OR COLLATERAL PAR                   (d) CURRENT
SIMILAR PARTY         OR MATURITY VALUE    (c) COST        VALUE
Wells Fargo Bank N.A. 626,092 Shares
                      Stagecoach Growth
                      Stock Fund            7,582,492    8,677,639

Wells Fargo Bank N.A. 856,984 Shares
                      Stagecoach
                      S&P 500 Fund          9,413,868   11,523,168

Wells Fargo Bank N.A. 1,504,642 Shares
                      Income Accumulation
                      Fund                 18,688,703   18,688,703

Wells Fargo Bank N.A. 451,718 Shares
                      Wyman-Gordon
                      Stock Fund            5,886,230    9,359,603

Wells Fargo Bank N.A. 108,691 Shares
                      Cooper Common
                      Stock Fund            1,096,638    1,160,824

Wells Fargo Bank N.A. 144,819 Shares
                      Cooper Preferred
                      Stock Fund            1,450,944    1,645,385

Wells Fargo Bank N.A. 2,632 Shares
                      Cooper Cameron
                      Stock Fund               26,320       54,983

                                          $61,975,010  $70,406,471











                                    R-18A

                Wyman-Gordon Company Savings/Investment Plan
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1995



                (b)DESCRIPTION
                OF ASSETS
                (INCLUDE INTEREST
(a)IDENTITY OF  RATE AND MATURITY    (c)PURCHASE   (d)SELLING
PARTY INVOLVED  IN CASE OF A LOAN)      PRICE         PRICE

SERIES (iii) REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN
EXCESS OF 5% OF PLAN ASSETS:
Wells Fargo     Income Accumulation  $5,248,587    $        -
                Fund (187 Purchases, $        -    $6,460,654
                172 Sales)

Wells Fargo     Stagecoach Asset     $1,917,061    $        -
                Allocation Fund      $        -    $1,614,197
                (129 Purchases,
                94 Sales)

Wells Fargo     Stagecoach Bond      $6,019,156    $        -
                Index Fund           $        -    $   23,874
                (25 Purchases,
                9 Sales)

Wells Fargo     Stagecoach Growth    $3,786,446    $        -
                Stock Fund           $        -    $1,822,953
                (154 Purchases,
                82 Sales)

Wells Fargo     Stagecoach S&P 500   $3,417,094    $        -
                Fund (232 Purchases, $        -    $2,407,913
                107 Sales)

Wells Fargo     Stagecoach U.S.      $  907,551    $        -
                Treasury Allocation  $        -    $7,692,763
                Fund (133 Purchases,
                117 Sales)

Wells Fargo     Wyman-Gordon Stock   $4,606,761    $        -
                Fund (237 Purchases, $        -    $1,987,304
                83 Sales)








                                    R-19A

                 Wyman-Gordon Company Savings/Investment Plan
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)



                                      (h)CURRENT
           (f)EXPENSE                 VALUE OF ASSET
(e)LEASE   INCURRED WITH   (g)COST    ON TRANSACTION   (i)NET GAIN
  RENTAL   TRANSACTION     OF ASSET   DATE               OR (LOSS)

SERIES (iii) REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN
EXCESS OF 5% OF PLAN ASSETS:
$       -  $         -     $5,248,587   $5,248,587     $      -
$       -  $         -     $6,460,654   $6,460,654     $      -


$       -  $         -     $1,917,061   $1,917,061     $      -
$       -  $         -     $1,601,642   $1,614,197     $ 12,555



$        - $         -     $6,019,156   $6,019,156     $      -
$        - $         -     $   23,689   $   23,874     $    185



$        - $         -     $3,786,446   $3,786,446     $      -
$        - $         -     $1,601,233   $1,822,953     $221,720



$        - $         -     $3,417,094   $3,417,094     $      -
$        - $         -     $2,185,116   $2,407,913     $222,797


$        - $         -     $  907,551   $  907,551     $      -
$        - $         -     $7,638,089   $7,692,763     $ 54,674



$        - $         -     $4,606,761   $4,606,761     $      -
$        - $         -     $1,245,953   $1,987,304     $741,351










                                   R-19A-1

                 Wyman-Gordon Company Savings/Investment Plan
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1995




                (b)DESCRIPTION
                OF ASSETS
                (INCLUDE INTEREST
(a)IDENTITY OF  RATE AND MATURITY    (c)PURCHASE   (d)SELLING
PARTY INVOLVED  IN CASE OF A LOAN)      PRICE         PRICE

SERIES (i) REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS:
Wells Fargo     Stagecoach Bond      $4,227,912    $        -
                Index Fund
                (1 Purchase)

Wells Fargo     Stagecoach U.S.      $        -    $4,239,677
                Treasury Allocation
                Fund (1 Sale)































                                    R-19B

                 Wyman-Gordon Company Savings/Investment Plan
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)





                                      (h)CURRENT
           (f)EXPENSE                 VALUE OF ASSET
(e)LEASE   INCURRED WITH   (g)COST    ON TRANSACTION   (i)NET GAIN
  RENTAL   TRANSACTION     OF ASSET   DATE               OR (LOSS)

SERIES (i) REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS:
$       -  $        -      $4,227,912   $4,227,912     $     -



$       -  $        -      $4,192,064   $4,239,677     $47,613
































                                   R-19B-1